Exhibit 99.70

Grande West Announces Share Consolidation and Name Change to Vicinity Motor Corp.

Name Change to Reflect Increasing Focus on Next-Generation Electric (EV) Bus Commercialization Efforts

Company Announces Share Consolidation Pending Shareholder Approval to Meet Near-Term NASDAQ Uplisting Requirements

Vancouver, British Columbia - February 25, 2021 – Grande West Transportation Group Inc. (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) (“Grande West” or the “Company”), a leading supplier of electric, CNG, gas and clean diesel buses, announces that it will convene an Extraordinary Meeting of Shareholders on March 24th, 2021 to seek shareholder approval for a consolidation of its share capital in order to meet near-term NASDAQ uplisting requirements. The proposal to be presented calls for up to every three (3) shares of the Company before consolidation to be consolidated into one (1) share. The Company currently has 86,507,263 shares outstanding and, accordingly approximately 28,835,754 shares will be outstanding after the consolidation.

Concurrent with the share consolidation, the Company will change its name to Vicinity Motor Corp. to reflect the Company’s increasing focus on the commercialization of its next-generation electric buses.

“We are thrilled to announce our name change to Vicinity Motor Corp. and our pursuit of a NASDAQ listing in 2021,” said William Trainer, President and Chief Executive Officer of the Company. “We believe that a NASDAQ listing will enable us to improve liquidity, broaden our potential shareholder base to U.S. investors and best allow the Company to achieve fair value in the capital markets. I look forward to continued operational and capital markets execution in the months ahead, positioning the company for what I believe will be a watershed year.”

The share consolidation is subject to shareholder approval, and documentation in support being accepted for filing by the TSX Venture Exchange and the Registrar of Companies for the Province of British Columbia. The name change is also subject to regulatory approval.

About Grande West Transportation Group

Grande West Transportation Group (TSXV: BUS) (OTCQX: BUSXF) (FRA: 6LG) is a leading supplier of electric, CNG, gas and clean-diesel buses for both public and commercial enterprise use in the U.S and Canada. The Company’s flagship line of Vicinity™ buses, which maintain a dominant market share in Canada, are produced by the Company’s world-class manufacturing partners or at the Company’s Buy America Act compliant assembly facility in Washington state. Grand West’s innovative Vicinity Lightning™ EV bus, enabled through a tier-1 strategic supply agreement with BMW batteries and components, seeks to lead the global transition to more sustainable transit vehicles in the private and public markets. For more information, please visit www.grandewest.com or www.vicinitybus.com for product details.

Company Contact:

John LaGourgue

VP Corporate Development

604-288-8043

IR@grandewest.com

Investor Relations Contact:

Lucas Zimmerman or Mark Schwalenberg, CFA

MZ Group – MZ North America

949-259-4987

BUS@mzgroup.us

www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’sreports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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